ALDERSHOT RESOURCES .

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

NINE MONTH PERIOD ENDED
OCTOBER 31, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended October 31, 2004.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	October 31, 2004	January 31, 2004 (Audited)
ASSETS		
Current		
Cash	$ 299,185	$ 109,388
Short-term investments	-	300,000
Receivables	2,610	34,551
Prepaid expense	6,470	15,879
	308,265	459,818
Equipment (Note 2)	4,330	1,841
Resource properties (Note 3)	135,632	119,632
	$ 448,227	$ 581,291
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 37,408	$ 31,463
Due to related parties (Note 7)	30,101	52,865
	67,509	84,328
Shareholders' equity		
Capital stock (Note 4)		
Authorized		
10,000,000 Series "A" cumulative, redeemable, convertible preferred shares with a par value of $1.00		
Issued : 744,932 (January 31, 2004 – 744,932)	744,932	744,932
500,000,000 common shares without par value		
Issued : 15,879,897 (January 31, 2004 – 11,684,897)	3,280,399	2,643,150
Contributed surplus (Note 4)	248,833	-
Deficit	(3,893,446)	(2,891,119)
	380,718	496,963
	$ 448,227	$ 581,291

Nature and continuance of operations (Note 1)
Subsequent events (Note 9)
On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2004	Three Month Period Ended October 31, 2003	Nine Month Period Ended October 31, 2004	Nine Month Period Ended October 31, 2003
EXPENSES				
Exploration costs (Note 3)	$ 139,486	$ -	$ 439,719	$ -
Amortization	341	18	776	231
Bank charges	230	55	627	178
Consulting	4,500	-	22,559	-
Foreign exchange	34,143	-	48,061	-
Investor relations	27,723	-	60,309	-
Management fees	19,999	7,500	53,666	22,500
Professional fees	5,663	3,908	48,968	15,771
Regulatory, and trust company fees	1,095	4,496	17,401	9,852
Office, rent, secretarial and administration	6,900	3,825	23,410	8,615
Shareholder information (recovery)	(661)	(1,595)	1,997	8,789
Stock-based compensation	-	-	248,833	-
Travel and related	21,594	8,297	33,154	9,539
Website design and maintenance	-	-	5,780	-
Loss before other items	(261,013)	(26,504)	(1,005,260)	(75,475)
OTHER ITEMS				
Interest income	712	-	2,933	-
	712	-	2,933	-
Loss for the period	(260,301)	(26,504)	(1,002,327)	(75,475)
Deficit, beginning of period	(3,633,145)	(2,606,257)	(2,891,119)	(2,557,286)
Deficit, end of period	$ (3,893,446)	$ (2,632,761)	$ (3,893,446)	$ (2,632,761)
Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.08)	$ (0.01)
Weighted average number of shares outstanding	14,150,332	6,469,897	12,859,167	6,469,897

The accompanying notes are an integral part of these consolidated financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended October 31, 2004	Three Month Period Ended October 31, 2003	Nine Month Period Ended October 31, 2004	Nine Month Period Ended October 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (260,301)	$ (26,504)	$ (1,002,327)	$ (75,475)
Items not affecting cash:				
Amortization	341	18	776	231
Stock-based compensation	-	-	248,833	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	5,073	(604)	31,941	(607)
(Increase) decrease in prepaid expense	6,113	(13,400)	9,409	(17,153)
Increase (decrease) in accounts payable and accrued liabilities	(33,674)	27,201	5,943	12,969
Cash used in operating activities	(282,448)	(13,289)	(705,425)	(80,035)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to related party	(106,046)	20,000	(22,764)	20,000
Share subscriptions received	(340,000)	-	-	-
Proceeds from issuance of capital stock	565,000	-	637,250	-
Cash provided by financing activities	118,954	20,000	614,486	20,000
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	-	-	(3,264)	(1,453)
Redemption of short-term investments	50,000	-	300,000	-
Resource property expenditures	(16,000)	(16,305)	(16,000)	(22,186)
Cash provided by (used in) investing activities	34,000	(16,305)	280,736	(23,639)
Increase (decrease) in cash position during period	(129,494)	(9,594)	189,797	(83,674)
Cash position, beginning of period	428,679	13,499	109,388	87,579
Cash position, end of period	$ 299,185	$ 3,905	$ 299,185	$ 3,905

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Aldershot Resources Ltd. ("the Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gem and metal properties. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

These consolidated financial statements include the financial statements of the Company, which is the accounting subsidiary and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain comparative figures have been reclassified from the consolidated financial statements previously presented to conform to the presentation adopted in the current period.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	October 31, 2004	January 31 2004
Working capital	$ 240,756	$ 375,490
Deficit	$ (3,893,446)	$ (2,891,119)

2. EQUIPMENT

	October 31, 2004			January 31, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 5,994	$ 4,541	$ 1,453	$ 5,994	$ 4,285	$ 1,709
Computer equipment	5,124	2,247	2,877	1,860	1,728	132
	$ 11,118	$ 6,788	$ 4,330	$ 7,854	$ 6,013	$ 1,841

3. RESOURCE PROPERTIES

The Company entered into agreements to acquire interests in resource properties as follows:

	October 31, 2004	January 31, 2004
Las Lomitas Project, Chile	$ 33,479	$ 33,479
Hornitos Group of Claims, Chile	16,000	-
San Joint Venture, Chile	-	-
Ripplesea Joint Venture, Western Australia	86,153	86,153
Fields Find Gold Property, Western Australia	-	-
	$ 135,632	119,632

Las Lomitas Project - Chile

On March 18, 2003, the Company entered into an Option Agreement with International PBX Ventures Ltd. and its wholly owned Chilean subsidiary, Minera IPBX Ltda. ("International PBX"), which Option Agreement replaces and supersedes a Memorandum of Understanding dated November 28, 2000, as amended on February 28, 2001, May 31, 2001, October 4, 2001 and February 22, 2002. Pursuant to the terms of the Option Agreement, International PBX granted to the Company the sole and exclusive right and irrevocable option to acquire up to a 70% interest in five copper and gold mining concessions covering 1,000 hectares of land in Chile, which are known as the Lomitas and Cortez prospects.

Subsequently, the Company and International PBX have added to the Chile Concessions exploration concessions covering approximately 2,000 hectares.

Pursuant to the terms of the Option Agreement, as consideration for the Chile Concessions, the Company agreed with to International PBX to the following conditions:

(a) The aggregate amount of US$290,000, of which US$15,000 (Cdn$23,479) was paid in prior years, and the balance is payable as follows: in order to acquire a 40% interest, the Company must pay US$25,000 on or before December 31, 2004; in order to acquire an additional 11% interest, the Company must pay US$50,000 on or before December 31, 2005; and in order to acquire the remaining 19% interest, the Company must pay the balance of US$200,000 on or before December 31, 2006.

3. **RESOURCE PROPERTIES** (cont'd…)

(b) The issuance of an aggregate of 400,000 Common Shares in the capital stock of the Company, of which 100,000 Common Shares were issued on October 21, 2002, with the balance to be issued as follows: in order to acquire a 40% interest, the Company must issue an additional 100,000 Common Shares on or before December 31, 2004; in order to acquire an additional 11% interest, the Company must issue an additional 100,000 Common Shares on or before December 31, 2005; and, in order to acquire the remaining 19% interest, the Company must issue the balance of 100,000 Common Shares on or before December 31, 2006.

(c) Incur expenditures up to a maximum aggregate amount of US$1,180,000 for the development of the concessions as follows: in order to acquire a 40% interest, US$80,000 on or before December 31, 2004, in order to acquire an additional 11% interest, an additional US$200,000 on or before December 31, 2005; and, in order to acquire the remaining 19% interest, an additional US$300,000 before December 31, 2006 and a further US$600,000 on or before December 31, 2007.

The Chile Concessions are registered in the name of Minera IPBX Limitada, a wholly owned Chilean subsidiary of International PBX.

The principals of International PBX are at arm's length to the Company.

Hornitos Group of Claims – Chile

On August 20, 2004, the Company entered into an option agreement with International PBX Ventures Ltd ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $370,000 over a four year period ($16,000 paid to date) and spending $1,300,000 in an exploration work program over the same period.

San Joint Venture – Chile

The Company entered into a Letter of Intent with International PBX dated June 18, 2004, to create a new Joint Venture project to be known as the "San Joint Venture" involving three concessions and in which the two parties each holds a 50% contributing and participating interest.

Ripplesea Joint Venture - Western Australia

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements covered approximately 900 square kilometres and the Company acquired a 50% interest in the seven exploration licences in consideration for AUD$100,000 (Cdn$86,153). The Company also has the right to earn an additional 25% interest, for a total 75%, if the Company funds all exploration, as per the requirements of the Western Australian Mining Act, and undertakes all exploration, reporting and related requirements, up to and including the completion of a bankable feasibility study. As at the date hereof, the Company has relinquished the JV's tenements at Black Duck and Ruby Plains. The remaining two exploration licences cover an area of 175 square kilometers.

Ripplesea Pty Ltd. is at arm's length to the Company.

3. **RESOURCE PROPERTIES** (cont'd...)

Fields Find Gold Property - Western Australia

The Company entered into The Fields Find Farm-in and Joint Venture Heads of Agreement on December 24, 2003 with Thundelarra Exploration Ltd. ("Thundelarra") covering 11 prospecting licences, 8 exploration licences, one mining lease and 4 mining lease applications covering 488.56 square km located 420 kilometres north of Perth.

Under the terms of the Letter of Agreement, the Company will be entitled to earn up to 60% in the tenements wholly owned by Thundelarra by the expenditure of AUD$600,000 over a period of three years. As reimbursement for Thundelarra's previous expenditures on the said tenements 1,000,000 common shares in the capital of the Company will be issued to Thundelarra.

Thundelarra is a related party with the Company by virtue of common directors. The Fields Find transaction is a "related party transaction" as defined in the policies of the TSX Venture Exchange and "minority shareholder approval" for its execution was required. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought. A resolution was approved by the shareholders of the Company at a Special General Meeting held on July 16, 2004.

Expenditures on resources were incurred as follows:

	Las Lomitas Project	Hornitos Group of Claims	Ripplesea Joint Venture	Fields Find Gold Property	October 31, 2004 Total
Assays and lab testing	$ 14,309	$ -	$ 3,214	$ 11,278	$ 28,801
Drilling	84,661	-	-	29,357	114,018
Geological consulting	40,060	-	67,762	30,275	138,097
Labour	1,933	-	-	-	1,933
Maintenance and licence fees	8,761	-	16,637	39,758	65,156
Materials and supplies	349	-	-	719	1,068
Maps and reproduction	5,939	-	2,677	-	8,616
Mineral resource database	12,840	12,840	-	-	25,680
Property inspection and evaluation	5,714	-	-	-	5,714
Travel and transport	42,961	-	6,444	1,231	50,636
Total exploration costs for the period	$ 217,527	$ 12,840	$ 96,734	$ 112,618	$ 439,719

These costs have been expensed in current period as shown on the statement of operations and deficit.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2004	11,684,897	$ 2,643,150	$ -
Private placement	2,000,000	340,000	-
Exercise of stock options	640,000	64,000	-
Exercise of share purchase warrants	1,555,000	233,249	-
Stock based compensation	-	-	248,833
Balance as at October 31, 2004	15,879,897	$ 3,280,399	$ 248,833

The Company issued 640,000 common shares at $0.10 for gross proceeds of $64,000 pursuant to the exercise of stock options and 1,555,000 common shares at $0.15 for gross proceeds of $233,249 pursuant to the exercise of share purchase warrants.

During the period, the Company issued 2,000,000 units at 0.17 per unit for gross proceeds of $340,000 from a private placement. Each unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share until February 20, 2005 and $0.21 until February 20, 2006.

Preferred shares

The Company has authorized Series "A" Cumulative, Redeemable, Convertible Preferred share capital of 10,000,000 shares of $1.00 part value each. As of October 31, 2004, the Company has issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared.

At October 31, 2004, cumulative undeclared dividends of $148,986 were due to the holders of these shares.

Stock options

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies. The options can be granted for a maximum term of 5 years.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

A summary of the stock options outstanding at October 31, 2004:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding October 31, 2004	Exercise Price Per Share	Expiry Date
640,000	-	640,000	-	-	-	$ 0.10	November 7, 2007
-	1,200,000	-	-	-	1,200,000	$ 0.25	April 1, 2009
640,000	1,200,000	640,000	-	-	1,200,000		

A summary of the share purchase warrants outstanding at October 31, 2004:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding October 31, 2004	Exercise Price Per Share	Expiry Date
2,500,000	-	1,500,000	-	1,000,000	-	$ 0.15	October 21, 2004
2,285,000	-	55,000	-	-	2,230,000	$ 0.15	May 27, 2005
1,200,000	-	-	-	-	1,200,000	$ 0.17 $ 0.19	January 22, 2005 or January 22, 2006
	1,000,000	-	-	-	1,000,000	$0.19 $ 0.21	February 20, 2005 or February 20, 2006
5,985,000	1,000,000	1,555,000	-	1,000,000	4,430,000		

5. STOCK-BASED COMPENSATION

During the nine month period ended October 31, 2004, the Company granted 1,200,000 stock options to employees, directors and officers exercisable at $0.25 per share until April 1, 2009. The estimated fair value of these options is recorded as $248,833. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for Black-Scholes valuation of the stock options granted during the period:

Risk-free interest rate	3.35%
Expected life of options	5 years
Annualized volatility	118.40%
Dividend rate	0.00%

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	October 31, 2004	October 31, 2003
Cash paid during the period for interest	$ -	$ -
Cash paid during the period for income taxes	$ -	$ -

The significant non-cash transaction for the nine months ended October 31, 2004 consisted of the Company incurring stock-based compensation expense of $248,833.

The Company did not have any non-cash transactions during the nine months ended October 31, 2003.

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

		October 31, 2004	October 31, 2003
Director	(a)	$ 53,666	$ 22,500
Director	(b)	6,505	-
Director	(c)	-	5,000
Director and officer	(d)	14,508	-
Director	(e)	6,515	-
Directors and officer	(f)	43,848	49,896

a) Paid or accrued management fees of $53,666 (2003 - $22,500) to a director of the Company.

b) Paid or accrued consulting fees of $6,505 (2003 - $Nil) to a company controlled by a director of the Company.

c) Paid or accrued consulting fees of $Nil (2003 - $5,000) to a director of the Company.

d) Paid or accrued legal fees of $14,508 (2003 - $Nil) to companies controlled by an officer and a director of the Company.

e) Paid or accrued geological consulting fees (part of exploration costs) of $6,515 (2003 - $Nil) to a director of the Company.

f) Undeclared dividends on preferred shares of $43,848 (2003 - $49,896) are due to directors and an officer of the Company.

7. **RELATED PARTY TRANSACTIONS** (cont'd...)

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	October 31, 2004	January 31, 2004
Thundelarra Explorations Ltd.	$ 27,101	$ 32,865
Control person	3,000	20,000
	$ 30,101	$ 52,865

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

8. **SEGMENTED INFORMATION**

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development mineral resource properties. The Company has mineral resource properties located in Chile and Western Australia.

The total amount of assets attributable to Chile are $58,058 and the total amount attributable to Western Australia are $348,777.

9. **SUBSEQUENT EVENTS**

Subsequent to October 31, 2004, the Company granted a total of 350,000 stock options exercisable at $0.25 per share for five years to its directors, officers and employees. The stock options have been granted in accordance with the Company's Stock Option Plan.

Pursuant to the Fields Find Farm-in and Joint Venture Heads of Agreement, on November 26, 2004 the Company issued 1,000,000 common shares in the capital of the Company at a deemed price of $0.15 per common share, to Thundelarra Exploration Ltd in consideration for work previously carried out on the project. Also on this date, the TSX-V accepted for filing the Fields Find Farm-in and Joint Venture Heads of Agreement.

The Ripplesea JV's holdings at Ruby Plains and Black Duck did not display features of interest and this fact downgrades these projects. The Company, in the interests of conserving funds, has determined on November 26, 2004, that no further work will be done over them and the tenements have been dropped.

On November 25, 2004, the Company applied for exploration licence ELA57/593 with an area of approximately 75 square kilometres covering a highly prospective uranium indicated mineral resource, the Yuinmery Uranium Project. The exploration licence is located in the East Murcheson mining field near the town of Yuinmery 480 kilometres north east of Perth, Western Australia. When granted, Aldershot will own 100% of the title to this tenement.

ALDERSHOT RESOURCES LTD.
Form 52-109FT2 -Certification of Interim Filings during Transition Period

I, Jeremy Caddy, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Aldershot Resources Ltd. for the interim period ending October 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 20th day of December, 2004.

" "

Jeremy Caddy
Director

ALDERSHOT RESOURCES LTD.
Form 52-109FT2 -Certification of Interim Filings during Transition Period

I, Ian M. Adam, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Aldershot Resources Ltd. for the interim period ending October 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 20th day of December, 2004.

Ian M. Adam
Director

ALDERSHOT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
NINE MONTH PERIOD ENDED OCTOBER 31, 2004

The following discussion and analysis of Aldershot Resources Ltd. (the *"Issuer"* or the *"Company"*), is prepared as of December 10, 2004, should be read together with the unaudited consolidated financial statements for the period ended October 31, 2004 and related notes attached thereto and the audited consolidated financial statements and related notes for the year ended January 31, 2004, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on September 8, 1987 under the name *"Quattro Resources Ltd."* pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to *"Aldershot Resources Ltd."*

The address of the registered and records office and the address for service of the Issuer is Suite 501, Terminal City Club Tower, 837 West Hastings Street, Vancouver, BC, V6C 3N6. The business address of the Issuer is Suite 1500, 885 West Georgia Street, Vancouver, BC, V6C 1V5.

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

Additional information related to the Company is available for view on the Company's website at www.aldershotresources.com and on SEDAR at www.sedar.com.

Description of Business

The Issuer is engaged in the exploration and development of resource properties located in Chile and Western Australia. The Issuer has four key properties; being: an iron oxide hosted copper gold (IOCG) type of target found in the Copiapo Copper Belt area of Chile's Region III; two exploration licences in the East Kimberley region of Western Australia; the Fields Find Farm-in and Joint Venture in the South Murchison Goldfield, Western Australia; and the Turee Creek Uranium Property in the Pilbarra Region of Western Australia. Subsequently to October 31, 2004, the Company applied for a 75 square kilometres exploration licence, the Yuinmary Uranium Project, located in the East Murchison minefield of Western Australia All of the Issuer's properties are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Chilean property, the Fields Find Farm-in and the East Kimberley properties are subject to Option Agreements. The Company trades on the TSX Venture Exchange under the symbol ALZ.

Performance Summary

The following is a summary of significant events and transactions that occurred during the nine month period ending October 31, 2004:

1. February 20, 2004 negotiated a private placement of 2,000,000 Units at $0.17 per Unit for gross proceeds of $340,000. Each Unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share during the first year and $0.21 in the second year. A finder's fee of $12,750 is payable

2. Appointment of Rick Crabb to the board.

3. The Company has applied for and when granted will have a 100% interest in Exploration License E52/1763 a tenement which covers approximately 50 square kilometres of prospective terrain located about 110km west of the Newman township in the Pilbarra Region of Western Australia.

4. The Company commenced exploration operations on its Las Lomitas Project in Chile on March 5, 2004. A Phase I exploration program has delineated two large IP anomalies.

5. The Company issued 640,000 common shares pursuant to the exercise of stock options as to 100,000 options in February 2004 and as to 540,000 options in March 2004, for gross proceeds of $64,000.

6. Granted on April 1, 2004, 1,200,000 stock options at $0.25 exercisable for five years to directors, officers and employees.

7. Death of director Jack Leslie Pearl.

8. Appointment of Brian Richardson to the board of directors.

9. The former auditor of the Company, Desai & Associates, resigned on May 20, 2004. The Board of Directors and its Audit Committee engaged Ernst & Young LLP, Chartered Accountants, to audit the Company's financial statements for the year ending January 31, 2004 effective May 26, 2004.

10. June 17, 2004, the Company entered into a drilling contract with Harris y Compania Ltda, a Chilean drilling contractor, to drill two IP anomalies delineated by the Company's exploration program conducted during March and April 2004 on its Las Lomitas Project. Drilling commenced in late July and early August 2004. The results were interesting but no further work is planned.

11. The Company entered into a Letter of Intent with International PBX dated June 18, 2004, to create a new Joint Venture project to be known as the "San Joint Venture" involving these three concessions and in which the two parties each holds a 50% contributing and participating interest.

12. Completed a private placement of 2,000,000 Units at $0.17 per Unit for gross proceeds of $340,000. Each Unit is comprised of one common shares and one non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share until February 20, 2005 and $0.21 until February 20, 2006.

13. Appointment of Steven Sobolewski as Corporate Secretary.

14. The Company entered into an option agreement with International PBX Ventures Ltd ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $370,000 over a four year period and spending $1,300,000 in an exploration work program over the same period.

Selected Quarterly Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Three Months Ended October 31, 2004	Three Months Ended October 31, 2003	Nine Months Ended October 31, 2004	Nine Months Ended October 31, 2003
Total revenues	$ 712	$ -	$ 2,933	$ -
Net loss before extraordinary items	(260,301)	(26,504)	(1,002,327)	(75,479)
Net loss	(260,301)	(26,504)	(1,002,327)	(75,479)
Basic and diluted loss per share	(0.02)	(0.01)	(0.08)	(0.01)
Total assets	448,227	215,565	448,227	215,565

The Company earns interest revenue from cash held in banks and interest earned on short-term investments. During the period ended October 31, 2004, the Company expensed $439,719 in exploration costs compared with $Nil during the same period in 2003.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the period ended October 31, 2004, the Company incurred a net loss of $1,002,327 (2003 - $75,479). Some significant expenses are as follows:

Exploration expenses $417,618 (2003 - $Nil)
Professional fees, paid or accrued $48,968 (2003 - $15,771)
Consulting fees of $22,559 (2003 - $Nil)
Investor relations expenses of $60,309 (2003 - $Nil)
Regulatory, and trust company fees, $17,401 (2003 - $9,852)
Office, rent, secretarial and administration expenses $23,410 (2003 - $8,619)
Management fees of $53,666 (2003 - $22,500)
Stock-based compensation costs of $248,833 (2003 - $Nil)
Travel and related costs $33,154 (2003 - $9,539)

The Company has changed its accounting procedures for treating exploration expenditures. In years prior to January 31, 2004, all amounts relating to exploration activities of the Company were treated as deferred expenditures. From fiscal 2005 onwards, the Company has expensed and will continue to expense all such expenditures. This resulted in a larger net loss during the period ended October 31, 2004 compared to that for the same period in previous years.

The Company entered into an investor relations agreement with MarketSmart Communications Inc., of Vancouver, British Columbia. The contract is for an initial three month term starting on May 15, 2004 and will continue if not terminated by either party, on a month to month basis. The Company will pay $5,000 (plus GST) a month to MarketSmart and reimburse any travel and related expenses. MarketSmart's responsibilities are to introduce the Company to the investment community and speak with potential investors and brokers, provide shareholder and investor communication services and other investor relation activities. The Company also incurred investor relation costs related to advertising, preparation of promotional packages, dissemination of new releases and the maintenance of a Company website.

Summary of Quarterly Results

Three Month Period Ended		October 31, 2004		July 31, 2004		April 30, 2004		January 31, 2004
Total assets	$	448,227	$	623,247	$	804,016	$	581,291
Resource properties		135,632		119,632		119,632		119,632
Working capital		240,756		291,718		561,427		375,490
Revenues		712		1,648		573		-
Net Loss		260,301		270,049		471,977		287,633

Three Month Period Ended		October 31, 2003		July 31, 2003		April 30, 2003		January 31, 2003
Total assets	$	215,565	$	194,869	$	237,958	$	258,072
Resource properties		188,018		171,713		171,712		165,832
Working capital (deficiency)		(31,775)		11,015		47,529		67,108
Revenues		-		-		-		-
Net Loss		26,504		35,232		13,740		51,924

Significant changes in key financial data between 2004 and 2003 can be attributed to the Company's acquisition of various mineral claims in Chile and Western Australia resulting in an increase in total assets. The net loss has also increased as the Company has adopted a new accounting policy of charging to operations all exploration related expenditures and recording the approximate fair value of the granting of stock options to directors and officers as stock-based compensation expense.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

		October 31, 2004		January 31, 2004
Working capital	$	240,756	$	375,490
Deficit		3,893,446		2,891,119

Net cash used for operating activities for the period ending October 31, 2004 was $705,425 compared to net cash used for operating activities of $80,035 during the period ending October 31, 2003. Cash used during the current period consists primarily of the operating loss and a change on non-cash working capital.

Financing activities provided net cash of $614,486 during the period ending October 31, 2004, compared to $20,000 for the period ending October 31, 2003. Cash provided during the period consisted primarily of proceeds from the issuance of common stock.

Investing activities provided net cash of $280,736 during the period ending October 31, 2004, compared to $23,639 in net cash used for the period ending October 31, 2003. The main source of the cash during the period was the redemption of a short-term investment and the use of cash was for the acquisition of equipment and the acquisition of mineral claims in Chile.

Capital Resources

A non-brokered private placement of 2,000,000 priced at $0.17 per Unit for gross proceeds of $340,000 was completed during the period. Each Unit consists of one common share and one half of one share purchase warrant. Each warrant is exercisable at a price of $0.19 for the first year and $0.21 for the second year expiring two years from the date of closing. The proceeds are to be designated for application against the Company's Fields Find project where the Company is earning a 60% interest.

The Company has sufficient funds to meet its property maintenance payments for fiscal 2005 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Chile and Western Australia.

Related Party Transactions

The Company entered into the following transactions with related parties:

		October 31, 2004	October 31, 2003
Director	(a)	$ 53,666	$ 22,500
Director	(b)	6,505	-
Director	(c)	-	5,000
Director and officer	(d)	14,508	-
Director	(e)	6,515	-
Directors and officer	(f)	43,848	49,896

a) Paid or accrued management fees of $53,666 (2003 - $22,500) to a director and a former director of the Company.

b) Paid or accrued consulting fees of $6,505 (2003 - $Nil) to a company controlled by a director of the Company.

c) Paid or accrued consulting fees of $Nil (2003 - $5,000) to a director of the Company.

d) Paid or accrued legal fees of $14,508 (2003 - $Nil) to companies controlled by an officer and a director of the Company.

e) Paid or accrued geological consulting fees (part of exploration costs) of $6,515 (2003 - $Nil) to a director of the Company.

f) Undeclared dividends on preferred shares of $43,848 (2003 - $49,896) are due to a directors and an officer of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	October 31, 2004	January 31, 2004
Thundelarra Explorations Ltd.	$ 27,101	$ 32,865
Control person	3,000	20,000
	$ 30,101	$ 52,865

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid expense, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Outstanding Share Data

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2004	11,684,897	$ 2,643,150	$ -
Private placement	2,000,000	340,000	-
Exercise of stock options	640,000	64,000	-
Exercise of share purchase warrants	1,555,000	233,249	-
Stock based compensation	-	-	248,833
Balance as at October 31, 2004	15,879,897	$ 3,280,399	$ 248,833

Stock options

A summary of the stock options outstanding at October 31, 2004:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding October 31, 2004	Exercise Price Per Share	Expiry Date
640,000	-	640,000	-	-	-	$ 0.10	November 7, 2007
-	1,200,000	-	-	-	1,200,000	$ 0.25	April 1, 2009
640,000	1,200,000	640,000	-	-	1,200,000		

Warrants

A summary of the share purchase warrants outstanding at October 31, 2004:

Number Outstanding January 31, 2004	Granted	Exercised	Cancelled	Expired	Number Outstanding July 31, 2004	Exercise Price Per Share	Expiry Date
2,500,000	-	1,500,000	-	1,000,000	-	$ 0.15	October 21, 2004
2,285,000	-	55,000	-	-	2,230,000	$ 0.15	May 27, 2005
1,200,000	-	-	-	-	1,200,000	$ 0.17 $ 0.19	January 22, 2005 or January 22, 2006
	1,000,000	-	-	-	1,000,000	$ 0.19 $ 0.21	February 20, 2005 or February 20, 2006
5,985,000	1,000,000	1,555,000	-	1,000,000	4,430,000		

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Accounting for Exploration and Development Costs

Effective February 1, 2003, the Company has changed its accounting policy for exploration costs. Under its new accounting policy, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties should be written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise.

Stock Based Compensation

Effective, February 1, 2003, the Company early adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments." The Company has chosen to recognize compensation expense for all stock options granted subsequent to February 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

Subsequent Events

Subsequently to October 31, 2004, the Company granted a total of 350,000 stock options exercisable at $0.25 per share for five years to its directors, officers and employees. The stock options have been granted in accordance with the Company's Stock Option Plan.

Pursuant to the Fields Find Farm-in and Joint Venture Heads of Agreement, on November 26, 2004 the Company issued 1,000,000 common shares in the capital of the Company at a deemed price of $0.15 per common share, to Thundelarra Exploration Ltd in consideration for work previously carried out on the project. Also on this date, the TSX-V accepted for filing the Fields Find Farm-in and Joint Venture Heads of Agreement.

The Ripplesea JV's holdings at Ruby Plains and Black Duck did not display features of interest and this fact downgrades these projects. The Company, in the interests of conserving funds, has determined on November 26, 2004, that no further work will be done over them and the tenements have been dropped.

On November 25, 2004, the Company applied for exploration licence ELA57/593 with an area of approximately 75 square kilometres covering a highly prospective uranium indicated mineral resource, the Yuinmery Uranium Project. The exploration licence is located in the East Murcheson mining field near the town of Yuinmery 480 kilometres north east of Perth, Western Australia. When granted, Aldershot will own 100% of the title to this tenement.